LIL OSO

Cooks for the Cooks

Type of Security	Percentage Revenue	Days Left
Revenue Share	**5%**	**0**

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Founded Nov 2017

Chattanooga, TN

Food Service

HIGHLIGHTS

http://www.lilosochx.com

Less than 20% Funded

Committed **$0**

Target
$20,000 - $50,000

Minimum Investment
$500

ABOUT TEAM DOCUMENTS OVERVIEW AND TERMS FAQ ASK A QUESTION

INVEST

ABOUT LIL OSO

Lil Oso, a 25 seat eatery slinging international street food, pub snacks, and grandmas cooking to ease your soul without the hipster price tag.
Future host of the largest guest Chef pop up dinners in Chattanooga, monthly Chef battles open to the public, and one crazy industry night.
Lil Oso aims to take the stuffy formalities of the dinning scene and ship them back to the 80's, no white gloves and monochromatic uniforms here, just good food in a comfortable environment.

WHY YOU SHOULD INVEST

Lil Oso is located in the heart of the Highland Park and Ridgedale communities two miles east from downtown Chattanooga.
The rapid growth of these neighborhoods are the result of the recent urban boom and progressive downtown development sending property values up nearly 15% in 2017 and climbing higher into 2018.
As of now their are only a few restaurants in the area, most all serving burgers, chicken sandwiches and french fries.
The lack of menu diversity, which has stayed the same since the early 90's, gives places like Lil Oso a huge advantage. catering to the new population of mid 20-35 y/o who are flocking to this area in large numbers.
Lil Oso chef/operator has formal training by way of The International Culinary School of America earning a B/A in Hospitality Business/ Culinary Arts.
Feild training under Chef Johnathan Waxman (Bravos Top Chef, Food and Wine Magazine, James Beard Award Winner, and Restaurateur).















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HOW WE INTEND TO MAKE MONEY

-Opening such a small business, with small labor force and small menu allows for small overhead.

-Promoting events such as "Chefs Night Out" a head to head local chef cook off open to the public, the Private Dinner club, offering catering and beverage to private parties held at our venue, and monthly Chef Pop-Up events hosted by Lil Oso, bringing in outside Chefs to the Chattanooga area.

-Maintain and control food, beverage, and labor cost keeping them under 30% allowing a 7% revenue gain. (currently all menu and beverage cost are marked at 24% offering a higher bottom line)

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

Lil Oso is backed by Tennessee Valley Credit Union who wants to see a small amount of funding brought in by Lil Oso's business owner before they underwrite a loan. Lil Oso is seeking $20,000.00 in initial crowd funding.

TEAM



CHRIS GREER

Chef/owner

Fifteen years of service industry experience ranging from dish, prep, line, management and front of house service.
Studied abroad at Universti dei Sap... Read More

Nashville, TN

International Culinary Schoosl of America

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DOCUMENTS

Official filing on SEC.gov

Company documents

Financials

Company documents

Investor Presentation

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Percentage Revenue
Revenue Share	**5%**
Target Minimum Raise Amount	Target Maximum Raise Amount
$20,000	**$50,000**
Minimum Investment	Cap
$500	**2X**

FAQ

Restaurants are the most risky investment, how do you plan on emerging victoriously?

-15 years of Restaurant experience.

-5 years of planning and development of Lil Oso

-3 years of formal education with B/A in Hospitality Management/ Culinary Arts

-Knowing and understanding Lil Oso's market and competition.

- Ability to control, manage, and understand ALL overhead, menu price points, and shameless self promotion.

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